SUICIDE PROVISION ENDORSEMENT

This Endorsement is added to and becomes a part of the Policy to which it is attached. Except as provided in this Endorsement, all other terms, provisions, and conditions of the Policy remain the same.

The reference to any two (2) year suicide period found in any suicide exclusion provision has been updated to add the following condition: "or any shorter period as may be required by applicable law in the state where the policy is delivered or issued for delivery."

This change is effective as of the Issue or Policy Date of the Policy.

Symetra Life Insurance Company

/s/ Jacqueline M. Veneziani
Jacqueline M. Veneziani
Secretary